(PROSPECTUS)

                                 688,408 Shares

                          UNIVERSAL DISPLAY CORPORATION

                                  Common Stock


         The shareholder of Universal Display Corporation identified in this prospectus under "Selling Shareholder," or its donees or pledgees, is offering up to 688,408 shares of our common stock for resale to the public. The selling shareholder will be selling shares of common stock (a) that it owns, (b) that it can acquire by converting shares of our preferred stock it owns, (c) that it can acquire by exercising a warrant it owns, and/or (d) that it receives in lieu of certain cash royalty payments to be made by us.

         We will not receive any proceeds from the resale of shares of our common stock by the selling shareholder. We are paying the expenses of this offering.

         The primary market for our common stock is the Nasdaq National Market System, where it trades under the symbol "PANL." Our common stock is also traded on the Philadelphia Stock Exchange under the symbol "PNL." On October 25, 2000, the last reported sale price of our common stock on the Nasdaq National Market System was $16.25 per share.

         An investment in our common stock involves significant risks. You should carefully consider the risk factors described on pages 5 to 9 before investing in our common stock.

         The Securities have not been approved by the Securities and Exchange Commission or any state securities commission, nor have they determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 The date of this Prospectus is November 9, 2000

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Cautionary Statement Concerning Forward-Looking Statements.................   1
Universal Display Corporation..............................................   2
Risk Factors...............................................................   5
The Offering ..............................................................  10
Use of Proceeds............................................................  10
Selling Shareholder........................................................  11
Plan of Distribution.......................................................  11
About this Prospectus......................................................  12
Where You Can Find More Information........................................  13
Legal Opinion..............................................................  13
Experts....................................................................  13

                              CAUTIONARY STATEMENT
                      CONCERNING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve a number of risks and uncertainties. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. A number of factors could cause our actual results, performance or achievements or those of the display technology industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to:

         o competition in the display technology industry in general and in our specific target markets;
         o changes in prevailing interest rates and the availability of and terms of financing to fund the growth of our business;
         o inflation;
         o changes in costs of goods and services;
         o economic conditions in general and in our specific target markets;
         o changes in consumer preferences and tastes;
         o demographic changes;
         o changes in, or failure to comply with, federal, state, local or foreign government regulation;
         o liability and other claims asserted against us;
         o changes in our commercialization strategy;
         o the ability to attract and retain qualified personnel;
         o changes in our capital expenditure plans; and
         o other factors referred to in this prospectus

         In addition, the forward-looking statements included in this prospectus are not meant to predict future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seek," "pro forma," "anticipates," "intends," or "potential" or the negative of, or any other variations on, those terms or comparable terminology, or by discussion of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update these factors or to announce the results of any revisions to any of the forward-looking statements contained in this prospectus publicly to reflect future events or developments.

                          UNIVERSAL DISPLAY CORPORATION

         This is a summary of information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes to the financial statements, appearing elsewhere in this prospectus or in our annual and quarterly reports and other filings with the Securities and Exchange Commission. References in this prospectus to "we," "us" and "our" refer to Universal Display Corporation, together with its wholly-owned subsidiary, UDC, Inc.

Our Company

         Universal Display Corporation is engaged in the research, development and commercialization of organic light emitting diode, or OLED, technology for use in flat panel displays, lasers and light generating devices. We expect the initial market for our technology to be in the electronic flat panel display industry. This industry includes such products as:

         o cellular phone displays;
         o portable personal digital assistants and Internet access-type devices;
         o laptop computers; and
         o television and computer monitors.

         Stanford Resources, Inc. estimated the size of the electronic display market to be approximately $41 billion in 2000. The flat panel part of this market is approximately $17 billion in 2000.

         We have the exclusive, perpetual, worldwide license to commercialize all OLED technology, intellectual property and know-how developed by Princeton University and the University of Southern California, subject to the terms of our license agreement with those universities. To date, 31 patents have been issued in the United States. Approximately 40 patent applications (with corresponding foreign protection) have been filed, and additional patents are being filed monthly. We have also obtained a license, with rights to sublicense, to 67 US patents, approximately 15 US patent applications, and additional foreign patents related to OLED technology owned by Motorola, Inc.

Our OLED Technology

         Organic light emitting diodes are made of material containing a carbon-based substance that has the capability to emit light when electric current is passed through it. We, in collaboration with our research partners, are working towards commercializing innovative OLED technology, including the following six proprietary OLED technology platforms

         o TOLED Technology: Our transparent OLED can be used to create transparent displays for information displays on windshields, cockpit displays on aircraft and head mounted displays. TOLEDs can also be used in numerous portable electronic applications because of their bright colors, high contrast, low power requirements and top emission characteristics.

         o SOLED Technology: Unlike traditional side-by-side display architecture, which places the red, green and blue picture elements, or pixels, horizontally next to each other, our stacked OLED stacks the red, green and blue pixels vertically on top of each other. Thus, to display green in the conventional architecture, you turn off the red and blue pixels, leaving spaces between each of the illuminated green pixels. In SOLED, to display green, you turn off the red and blue sections of the stacked pixel component. The stacked architecture of the SOLED may increase the resolution of the display by a factor of three.

         o FOLED Technology: Unlike conventional displays, our flexible OLEDs can be built on flexible materials such as plastic. We believe that such displays will be lighter in weight and will have lower power requirements. The FOLED also may provide the opportunity to apply low cost roll to roll (web processing) technologies to display fabrication, which can reduce the cost, and therefore expand the market, of electronic flat panel displays.

         o Organic Laser Technology: We and our research partners are attempting to develop a fourth technology platform based upon the ability to fabricate an organic laser utilizing OLED technology. In the September 25, 1997 issue of Nature, our research partners announced what they believed to be the first evidence of lasing from vacuum deposited thin films of organic molecules. We believe this is a significant first step towards the realization of electrically pumped, solid-state lasers based on organic thin films.

         o High Efficiency Materials: A fifth technology platform respects the use of molecules that emit light through the process of phosphorescence. This class of molecules has the potential for higher efficiency, lower power and longer lifetimes than conventional OLED technology which involves the emission of light through the process of fluorescence. We and our research partners first announced this discovery in the September 10,1999 issue of the scientific journal, Nature.

         o Organic Vapor Phase Deposition: A sixth technology platform involves the use of a carrier gas stream in a hot walled reactor at low vacuum to precisely deposit the thin layers of organic materials used in OLED displays. Conventional OLED fabrication equipment evaporates the organic molecules at high vacuum. We have entered into a Development and License Agreement with Aixtron AG, a German company that manufactures precision semiconductor production equipment for LED's, to further develop, commercialize and produce manufacturing equipment for OLEDs based on this technology.

Our Research Partners

         Princeton and USC have been performing research on OLED technology for many years, and have continued that research for us since 1994. The sponsored research agreement between us and our research partners, which was originally executed in 1994, was extended in 1997 for five additional years and is subject to further extension by mutual agreement.

         Key members of our research team include Dr. Stephen Forrest at Princeton and Dr. Mark R. Thomson at USC. There are approximately 20 researchers at Princeton and USC who are engaged in OLED research.

Our Commercialization Strategy

         Our approach to developing technology and penetrating the electronic display market has three major components:

         o We are continuing to fund our research partners under the current sponsored research agreement and to obtain the worldwide exclusive rights to all intellectual property invented in the project.

         o We are working on the development of reliable commercial prototypes and the optimization of the fabrication processes. We recently moved into an 11,000 square foot space near Princeton, New Jersey to serve as a pilot line facility and technology transfer center.

         o We intend to license our proprietary OLED technology and enter into joint ventures and other strategic alliances with experienced manufacturers and users of display products for the volume manufacture, distribution and sale of products based upon this technology. We do not presently intend to become a volume manufacturer.

Subsequent Developments

         Effective September 8, 2000, the listing and trading of our common stock was moved from the Nasdaq Small Cap Market and was added to and listed on the Nasdaq National Market System.

         On September 26, 2000, we announced that C. Keith Hartley was appointed to our Board of Directors, replacing Camille Naffah.

         On October 5, 2000, we announced that we had entered into a license agreement with Motorola, Inc. Pursuant to the license agreement, we licensed from Motorola 67 US patents, 7 US patent applications, and additional foreign patents. We have the sole right to sublicense these Motorola patents to manufacturers. In addition, pursuant to our agreement, we have the opportunity to meet with their product development group, although there are no assurances that Motorola will purchase any products from UDC or its licensees. As initial consideration for the licenses, we issued to Motorola 200,000 shares of our common stock, 300,000 shares of our Series B Convertible Preferred Stock (which are convertible into shares of common stock based upon a formula set forth in our Articles of Incorporation) and a warrant to purchase 150,000 shares of our common stock at $21.60 per share which becomes exercisable on September 29, 2001 and will remain exercisable until September 29, 2007. We will account for the issuance of the shares and warrants based on the fair market value of the shares and warrants issued. Accordingly, we expect to record an intangible asset of approximately $15.5 million for the technology acquired from Motorola during the quarter ended September 30, 2000. In addition, we will pay to Motorola a royalty based on the sales of products incorporating OLED technology, a portion of which we may pay in shares of our common stock.

Executive Offices

         Our executive offices are located at 375 Phillips Boulevard, Ewing, New Jersey 08618. Our phone number is (609) 671-0980. Our web site can be found at www.universaldisplay.com.

                                  RISK FACTORS

          An investment in our common stock involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors before making an investment decision concerning our common stock. You should not purchase our common stock if you cannot afford the loss of your entire investment.

We do not expect to be profitable in the foreseeable future, and may never be profitable.

         Since inception, we have not generated any product revenues, and have incurred significant losses, resulting in an accumulated deficit of approximately $22.7 million, as of June 30, 2000. We expect to incur losses for the foreseeable future and until such time, if ever, as we are able to achieve sufficient levels of revenue from the commercial exploitation of the OLED technology to support our operations. You should note, however, that:

         o OLED technology may never become commercially viable;
         o markets for flat panel displays utilizing the OLED technology may be limited; and
         o we may never generate sufficient revenues from the commercial exploitation of the OLED technology to become profitable.

Additionally, even if we find commercially viable applications for our OLED technology, we may never recover our research and development costs.

If we do not receive additional financing in the future, we will not be able continue the research, development and commercialization of our OLED technology.

         Our capital requirements have been and will continue to be significant. The completion of the research, development and commercialization of the OLED technology for potential applications will require significant additional effort and resources. Our cash on hand is not sufficient to meet all of our future obligations. When we need additional funds, such funds may not be available on commercially reasonable terms or at all. If we cannot obtain more money when we need it, our business might fail. Additionally, if we attempt to raise money in an offering of our common stock, the issuance of additional stock will dilute our then existing shareholders.

If our OLED technology is not feasible for product applications, we may never generate significant revenues.

         At this time, we are unable to determine the feasibility of our OLED technology for the commercial viability of any potential applications. We must make substantial advances in our research and development efforts in a number of areas including:

         o reliability;
         o the development of more fully saturated colors for full color displays;
         o integration with drive electronics; and
         o issues related to scalability and cost effective fabrication technologies for product applications before products utilizing the OLED technology are manufactured and sold. The development of an electrically pumped laser is also necessary before products based on the organic laser research are manufactured and sold. Our efforts may never demonstrate the feasibility of our OLED technology, particularly for use in full color, large area, high resolution, high information content flat panel display applications.

         Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, without limitation, unanticipated technical or other problems and the possible insufficiency of the funds allocated to complete its development. Technical problems may result in delays and cause us to incur additional expenses that would increase our losses. If we cannot complete our research and development of the OLED technology successfully, or if we experience delays in completing our research and development of the OLED technology for use in potential applications, particularly after the occurrence of significant expenditures, our business may fail.

Even if our technology is technically feasible, it may not be accepted by the market.

         The potential size, timing and viability of market opportunities targeted by us are uncertain at this time. Market acceptance of the OLED technology will depend, in part, upon such technology providing benefits comparable to CRT and LCD technology (the current standard for display quality) at an appropriate cost, and its adoption by consumers, neither of which have been achieved. Many potential licensees of the OLED technology manufacture flat panel displays utilizing competing technologies and may, therefore, be reluctant to redesign their products or manufacturing processes to incorporate the OLED technology. Potential licensees may never utilize the commercially viable OLED technology.

If our research partners fail to make advances in their research, or if they terminate their relationship with us, we might not succeed in commercializing our OLED technology.

         Research and development of commercially viable applications for OLED technology is dependent on the success of the research efforts of our research partners conducted under our sponsored research agreement with them. We cannot assure you that our research partners will make additional advances in the research and development of the OLED technology.

         Although we fund the OLED technology research, the scope of and technical aspects of the research as well as the resources and efforts directed to such research is subject to the control of our research partners. Our sponsored research agreement provides that if Dr. Forrest is unavailable to continue to serve as a principal investigator, either because he is no longer associated with Princeton or otherwise, and a successor acceptable to both us and Princeton is not available, Princeton has the right to terminate the sponsored research agreement. The 1997 sponsored research agreement, which expires in July 2002, may not be extended. The termination or expiration of the sponsored research agreement or the 1997 license agreement would materially and adversely affect our ability to research, develop and commercialize our OLED technology.


If we cannot form strategic relationships with companies that manufacture and use products that incorporate our OLED technology, our commercialization strategy will fail.

         Our strategic plan depends upon the development of strategic relationships with companies that will manufacture and use products incorporating its OLED technology. We have not yet entered into any such strategic relationships, although we have entered into a Development and Licensing Agreement with Aixtron AG to develop and commercialize a new type of production equipment for OLEDs based upon our proprietary technology. Our agreement with Motorola also includes the opportunity to meet with their product development group, although there are no assurances that Motorola will purchase any products from UDC or its licensees. In December, 1999, we moved into a new facility which includes a prototype pilot line and technology transfer facility to accelerate the development and commercialization of our technology, We cannot assure you that such a facility will allow us to enter into such strategic relationships.

         Our prospects will be significantly affected by its ability to sublicense the OLED technology and successfully develop strategic alliances with third parties for incorporation of the OLED technology into flat panel displays manufactured by others. Strategic alliances may require financial or other commitments by us. We might not be able, for financial or other reasons, to enter into strategic alliances on commercially acceptable terms, or at all. Failure to do so would have a material adverse effect on us.

If we cannot protect our intellectual property rights, or if our technology infringes the rights of others, our business will suffer.

         Our rights to the OLED technology are dependent on patents and other intellectual property rights relating to the OLED technology that are licensed to us by Princeton and USC. Thirty-two U.S. patents have already been issued, approximately 40 additional patent applications are pending in the United States and corresponding international patent applications have been filed to cover the major industrial countries. However, there can be no assurance that additional patents applied for will be obtained or that any such patents will afford us commercially significant protection of our OLED technology, or will be found valid if challenged. In connection with our license agreement with Motorola, Inc., we have obtained a license to 67 additional OLED related US patents, 7 patent applications , related foreign patents and applications, and the right to sublicense this technology.

         The patent laws of other countries may differ from those of the United States as to the patentability of the OLED technology and the degree of protection afforded. Older companies and institutions may independently develop equivalent or superior technologies and may obtain patent or similar rights with respect thereto. There are a number of other companies and organizations that have been issued patents and are filing additional patent applications relating to OLED technology, including Eastman Kodak Corporation, which holds a number of patents related to OLED technology. There can be no assurance that the exercise of some aspects of our licensing rights respecting its OLED technology being developed by Princeton and USC or those licensed from Motorola, Inc. will not infringe on the patents of others, in which event we or our research partners may be required to obtain a license, pay damages, modify their products or method of operation or be prohibited from making, using, selling or offering to sell some or all products incorporating our OLED technology. We also might not have the financial or other resources necessary to enforce or defend a patent infringement action, and the licensors of our licensed technology might not enforce an action in a timely manner. If products incorporating our OLED technology are found to infringe upon the patent or other intellectual property rights of others, it could have a material adverse effect on us.

The federal government has rights to our OLED technology that might prevent us from realizing its benefits.

         The United States government, through the Defense Advanced Research Projects Agency, has provided funding to Princeton and us for research activities related to certain aspects of its OLED technology. The federal government could obtain rights to this technology, which would affect our rights as follows:

         o If all or certain aspects of the OLED technology develop from our funding to Princeton, and those aspects are deemed to fall within the planned and committed activities of DARPA's funding, the federal government, pursuant to federal law, could have certain rights relating to the OLED technology.

         o If the federal government determines that we have not taken effective steps to achieve practical application of such technology in a field of use in a reasonable time, it may require us to grant licenses to other parties in any such field of use.

         o The federal government could restrict our ability to market the OLED technology to the federal government for military and other applications.

         o The federal government's continued funding of ours and Princeton's research activities may also give it rights to aspects of the OLED technology developed in the future.

If so, we might not realize the benefits of that technology.

Because many of our competitors have better name-recognition, and greater financial, technical, marketing and research capabilities than us, we may never be able to compete successfully in the flat panel display industry.

         The flat panel display industry is characterized by intense competition. The market is currently, and will likely continue to be, dominated by products utilizing LCD technology. Numerous companies are making substantial investments in, and conducting research to improve characteristics of, LCD technology. Several other flat panel display technologies have been, or are being, developed, including field emission, inorganic electroluminescence, polymeric light emitting diode, gas plasma and vacuum fluorescent displays. In addition, other companies are engaged in research and development activities with respect to technology using OLEDs. Advances in LCD technology or any of these developing technologies may overcome their limitations or become the leading technology for flat panel displays, either of which could limit the potential market for flat panel displays utilizing the Company's OLED technology.

         Substantially all of these competitors have better name recognition and greater financial, technical, marketing, personnel and research capabilities than us. Our competitors may succeed in developing technologies and applications that are more cost-effective or have fewer display limitations than our OLED technology. We may never be able to compete successfully or develop commercial applications for our OLED technology.

If we cannot keep our key employees or hire other talented persons as we grow, our business might not succeed.

         Our performance is substantially dependent on the continued services of senior management and other key personnel, and its ability to offer competitive salaries and benefits to its employees. We do not have employment agreements with any of our management or key personnel. Additionally, competition for highly skilled technical, managerial and other personnel is intense. We might not be able to attract, hire, train, retain and motivate the highly skilled managers and employees we need to be successful. If we fail to attract and retain the necessary technical and managerial personnel, we will suffer and might fail.

We can issue shares of preferred stock that can adversely affect your rights as a shareholder.

         Our articles of incorporation authorize us to issue up to 5,000,000 shares of preferred stock with designations, rights and preferences determined from time-to-time by our board of directors. Accordingly, our board is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of our common shareholders. For example, an issuance of shares of preferred stock could:

         o adversely affect the voting power of the common shareholders;
         o make it more difficult for a third party to gain control of us;
         o discourage bids for our common stock at a premium; or
         o otherwise adversely affect the market price of the common stock.

Our board has designated and issued (a) 200,000 shares of Series A Preferred Stock, all of which are held by an entity controlled by Sherwin Seligsohn and
(b) 300,000 shares of Series B Convertible Preferred Stock, which shares are convertible into shares of our common stock in accordance with our articles of incorporation. We may issue additional shares of our authorized preferred stock at any time in the future.

The market price of our common stock might be highly volatile.

         The market price of our common stock might be highly volatile, as has been the case with the securities of other emerging growth companies. Factors such as:

         o our operating results;
         o announcements by us or our competitors of technological developments, new product applications or license arrangements; and
         o other factors affecting the flat panel display industry generally may have a significant impact on the market price of our common stock.

In recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies, particularly small and emerging-growth companies.

If our shares are delisted, you might not be able to sell your investment in our company.

         Our common stock is listed on the Nasdaq National Market System. To continue to be listed on that market, however, we must maintain, with certain exceptions, maintenance criteria, including:

         o specified levels for total assets;
         o market value of the public float;
         o total capital and surplus; and
         o a minimum bid price per share.

The failure to meet such maintenance criteria in the future may result in the delisting of our common stock from the Nasdaq National Market System. Thereafter, trading, if any, in our common stock would be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, you could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock.

If we are delisted, trading in our common stock may become subject to additional regulation that could further limit the liquidity of your investment.

         In addition, if our common stock were to become delisted from trading on Nasdaq and the trading price of the common stock were to remain below $5.00 per share, trading in the common stock would also be subject to the requirements of additional rules under the Exchange Act. These rules require additional disclosure by broker-dealers in connection with any trades involving any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, prior to any so-called penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing prior to effecting the transaction and in writing before or with the customer confirmation. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of your investment.

This offering, as well as the issuance of other publicly traded shares, could drive our stock price down.

         Following the effectiveness of our registration statement, the shares of common stock offered by the selling shareholder will become freely salable in the public market. Although the sale of these additional shares to the public might increase the liquidity of our shareholders' investments, the increase in the number of shares available for public sale could drive the price of our common stock down, thus reducing the value of your investment and perhaps hindering our ability to raise additional funds in the future. To the extent other restricted shares become freely salable, whether through an effective registration statement or under Rule 144 of the Securities Act, or we issue additional shares that might be or become freely salable, you could expect our stock price to decrease.

                                  THE OFFERING

         The selling shareholder is offering for resale up to 688,408 shares of our common stock. Of the shares, the following were issued as nonrefundable, initial consideration for the licenses granted to us by the selling shareholder pursuant to a license agreement.

         o 200,000 shares of common stock;
         o 300,000 shares of Series B preferred stock, which are convertible into shares of common stock based upon a formula previously agreed upon between us and the Selling Shareholder; and
         o A warrant to purchase 150,000 shares of common stock at an exercise price of $21.60 which becomes exercisable on September 29, 2001 and will remain exercisable until September 28, 2007;

The remainder of the common stock offered for resale by the selling shareholder (or 38,408 shares) may be issued from time to time by us in lieu of our making cash royalty payments to the selling shareholder under a license agreement between us and the selling shareholder.

         The selling shareholder pursuant to this prospectus may sell the shares of common stock offered for resale in a secondary offering. Under the terms of the transactions described above, we are contractually required to register all of the shares of common stock that are described above.



                                 USE OF PROCEEDS

         The selling shareholder will receive the proceeds from the resale of the shares of common stock. We will not receive any proceeds from the resale of the shares of common stock by the selling shareholder.

                               SELLING SHAREHOLDER

         The following table sets forth information regarding the beneficial ownership of shares of common stock by the Selling Shareholder as of October 25, 2000, and the number of shares of common stock covered by this prospectus. We have entered into a license agreement with the selling shareholder described under "Universal Display Corporation - Subsequent Developments" in this prospectus, pursuant to which all of the securities listed below were initially issued to the selling shareholder in a private placement.

         Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of October 25, 2000 are deemed outstanding and to be beneficially owned by the selling shareholder holding such options or warrants.


                                                                                   Beneficial Ownership After
                                                                                        Resale of Shares
                                                                                  -----------------------------
                                                    Number of        Maximum
                                                      Shares        Number of
                     Name of                       Beneficially    Shares Being    Number of
               Selling Shareholder                     Owned         Offered         Shares      Percent (1)
               -------------------                     -----         -------         ------      -----------
Motorola, Inc.  (2)                                   200,000       688,408(2)          0             0
                                                      -------       -------           ---
Totals                                                200,000       688,408             0

-------------
*Less than 1%.

(1) Based on 15,825,019 shares outstanding as of October 25, 2000.
(2) Includes

         o 150,000 shares of common stock that may be acquired upon exercise of a warrant that becomes exercisable on September 29, 2001,
         o 300,000 shares of common stock that may be issuable upon conversion of 300,000 shares of Series B Convertible Preferred Stock held by the selling shareholder, which become convertible at the cumulative rate of 75,000 shares per year over 4 years commencing September 29, 2001, subject to certain adjustments in the conversion rate provided in our amended articles of incorporation, and
         o 38,408 shares of common stock that may be issued from time to time by us in lieu of our making certain cash royalty payments to the selling shareholder under a license agreement between us and the selling shareholder.


                PLAN OF DISTRIBUTION FOR THE RESALE OF THE SHARES

         The selling shareholder, including any donees or pledgees who receive shares from the selling shareholder, may, from time to time, sell all or a portion of the shares of common stock on any market upon which the common stock my be quoted, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling shareholder may sell the shares of common stock by one or more of the following methods, without limitation:

         o block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent, but may petition and resell a portion of the block as principal to facilitate the transaction;
         o purchases by the broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;
         o an exchange distribution in accordance with the rules of the exchange;
         o ordinary brokerage transactions and transactions in which the broker solicits purchasers;
         o negotiated transactions or otherwise, including an underwritten offering;

         o market sales (both long and short to the extent permitted under the federal securities laws);
         o in connection with short sales of the shares of Common Stock;
         o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options, if permitted under the securities laws, and
         o a combination of any of these methods of sale.

         In effecting sales, brokers and dealers engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholder or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser, in amounts to be negotiated. These commissions or discounts may exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Shareholder to sell a specified number of shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the selling shareholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker dealer commitment to the selling shareholder. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock form time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) at prices and on terms then prevailing at the time of sale, at prices then related to then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of shares of common stock commissions as described above. The selling shareholder may also sell the shares of common stock in accordance with Rule 144 under the Securities Act of 1933 rather than pursuant to this prospectus.

         The selling shareholder and any broker-dealers or agents that participate with the selling shareholder in sales of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with those sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         From time to time, the selling shareholder may pledge its shares of common stock pursuant to the margin provisions of its customer agreements with its brokers. Upon default by a selling shareholder, the broker may offer and sell such pledged shares of common stock from time to time. Upon a sale of the shares of common stock, the selling shareholder intends to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required in the event the selling shareholder defaults under any customer agreement with brokers.

         We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares by the selling shareholder will be borne by the selling shareholder. The selling shareholder may agree to indemnify brokers, dealers or agents that participate in sales by the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.



                              ABOUT THIS PROSPECTUS

         You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

         We have filed a Registration Statement on Form S-3, of which this prospectus forms a part, to register the resale of the shares with the SEC. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.

         The documents that we are incorporating by reference are:


         o Our Annual Report on Form 10-K for the year ended December 31, 1999, as amended;
         o Our Quarterly Report on Form 10-Q for the quarter ended March 31,
           2000;
         o Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000; and
         o The description of our common stock that is contained in our Registration Statement on Form SB-2 filed with the SEC on June 30, 1999, as amended August 25, 1999.

         Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

         If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to Sidney S. Rosenblatt, Executive Vice President, Chief Financial Officer, Treasurer and Secretary, Universal Display Corporation, 375 Phillips Boulevard, Ewing, New Jersey 08618.



                                  LEGAL OPINION

     Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will pass on the validity of the shares.



                                     EXPERTS

         The financial statements incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

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                                 688,408 Shares



                          UNIVERSAL DISPLAY CORPORATION







                                  Common Stock



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                                   PROSPECTUS

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                                November 9, 2000










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